Eversource Energy and Subsidiaries						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)

	Three Months
	Ended
	March 31,	For the Years Ended December 31,
(Thousands of Dollars)	2015	2014	2013	2012 (a)	2011	2010
Earnings, as defined:
Net income	$255,133	$827,065	$793,689	$533,077	$400,513	$394,107
Income tax expense	153,226	468,297	426,941	274,926	170,953	210,409
Equity in earnings of regional nuclear generating and transmission companies	(296)	(1,044)	(1,318)	(1,154)	(671)	(1,429)
Dividends received from regional equity investees	-	-	582	733	940	1,488
Fixed charges, as below	100,863	386,451	362,403	353,616	275,948	263,393
Less: Interest capitalized (including AFUDC)	(1,375)	(5,766)	(4,062)	(5,261)	(11,758)	(10,165)
Preferred dividend security requirements of consolidated subsidiaries	(3,133)	(12,532)	(12,803)	(11,715)	(9,265)	(10,170)
Total earnings, as defined	$504,418	$1,662,471	$1,565,432	$1,144,222	$826,660	$847,633

Fixed charges, as defined:
Interest on long-term debt (b)	$87,714	$345,001	$340,970	$316,987	$231,630	$231,089
Interest on rate reduction bonds	-	-	422	6,168	8,611	20,573
Other interest (c)	7,129	17,105	(2,693)	6,790	10,184	(14,371)
Rental interest factor	1,512	6,047	6,839	6,695	4,500	5,767
Preferred dividend security requirements of consolidated subsidiaries	3,133	12,532	12,803	11,715	9,265	10,170
Interest capitalized (including AFUDC)	1,375	5,766	4,062	5,261	11,758	10,165
Total fixed charges, as defined	$100,863	$386,451	$362,403	$353,616	$275,948	$263,393

Ratio of Earnings to Fixed Charges	5.00	4.30	4.32	3.24	3.00	3.22

(a) NSTAR amounts were included in ES beginning April 10, 2012.

(b) Interest on long-term debt includes amortized premiums, discounts and capitalized expenses related to indebtedness.

(c) For all periods presented, other interest includes interest related to accounting for uncertain tax positions.